FEDERAL INSURANCE COMPANY

Endorsement No.: 8

Bond Number:                             82209577

NAME OF ASSURED: MTB GROUP OF FUNDS

EXTENDED BOND PERIOD ENDORSEMENT

It is agreed that this Bond is amended by deleting ITEM 1. of the DECLARATIONS and substituting the following:

ITEM 1. BOND PERIOD:	from 12:01 a.m. on	October 1, 2010
	to 12:01 a.m. on	March 1, 2012

This Endorsement applies to loss discovered after 12:01 a.m. on October 1, 2011.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: August 25, 2011

ICAP Bond

Form 17-02-5032 (Ed. 11-02)

Approval of Joint Fidelity Bond Coverage

WHEREAS, the Board of Trustees of the MTB Group of Funds (the “Trust” and each series, a “Fund”) has considered the approval of the renewal of the Fund’s joint fidelity bond to be issued by ARCH Inc. Co. in the amount of $3,000,000 (the “Joint Fidelity Bond”), for a period ending on March 1, 2012, which Joint Fidelity Bond is currently in effect with respect to the Funds; and the Board of Trustees has considered relevant factors concerning that approval, including, but not limited to, the value of the aggregate assets of each Fund, the type and terms of the arrangements made for the custody and safekeeping of such assets, the nature of the securities in each Fund’s portfolio and the amount of coverage provided by the Joint Fidelity Bond;

NOW THEREFORE, BE IT

RESOLVED, that the Joint Fidelity Bond, which provides for coverage for the Funds in the amount of $3,000,000, for a premium of $5,409, should provide adequate coverage for the Funds, and such Joint Fidelity Bond, including the premium to be paid by the Funds, is hereby approved by the Board of Trustees for a period ending on March 1, 2012, including a majority of those trustees who are not “interested persons” as defined in the Investment Company Act of 1940 (the “1940 Act”) (the “Independent Trustees”), taking into consideration all relevant factors; and it is further

RESOLVED, that the premium for the Joint Fidelity Bond to be allocated to each Fund is fair and reasonable, based upon its proportionate share of the sum of the premiums that would have been paid if such coverage were purchased separately by the Funds; and it is further

RESOLVED, that the appropriate officers of the Funds be, and each of them hereby is, authorized to execute and deliver such documents and to make such regulatory filings as may be necessary to effect the fidelity bond coverage contemplated hereby in accordance with the 1940 Act, the rules thereunder and the by-laws of the Funds; and it is further

RESOLVED, that the officers of the Funds are, and each hereby is, designated to make filings with the Securities and Exchange Commission and give notices as may be required from time to time pursuant to Rule 17g-1 under the 1940 Act, and is hereby authorized and directed to make such filings and to provide such notifications.